                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                          COMMAND SECURITY CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    20050L100
                                 (CUSIP Number)

                            STEVEN B. SANDS, et. al.
                         C/O SANDS BROTHERS & CO., LTD.
                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 20050L100
-------------------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STEVEN B. SANDS
-------------------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

-------------------------------------------------------------------------------
3
             SEC USE ONLY


-------------------------------------------------------------------------------
4
             SOURCE OF FUNDS*

             AF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
-------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY                            ----------------------------------------
OWNED BY                                 8
EACH                                                SHARED VOTING POWER
REPORTING
PERSON                                              949,412*
WITH                                    ----------------------------------------
                                         9
                                                    SOLE DISPOSITIVE POWER

                                                    0
                                        ----------------------------------------
                                        10
                                                    SHARED DISPOSITIVE POWER

                                                    974,412**
-------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             974,412*
-------------------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.5%
-------------------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

* Includes 949,412 shares held by investment partnerships with respect to which Mr. Sands may be deemed to share voting power, but as to which Mr. Sands disclaims beneficial ownership.

** Includes 949,412 shares held by investment partnerships and 25,000 shares over which Mr. Sands has shared dispositive power through a discretionary account, but as to which Mr. Sands disclaims beneficial ownership.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 20050L100
-------------------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MARTIN S. SANDS
-------------------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

-------------------------------------------------------------------------------
3
             SEC USE ONLY


-------------------------------------------------------------------------------
4
             SOURCE OF FUNDS*

             AF
 -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
-------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              0
BENEFICIALLY
OWNED BY                                ---------------------------------------
EACH                                     8
REPORTING                                           SHARED VOTING POWER
PERSON
WITH                                                949,412*
                                        ---------------------------------------
                                         9
                                                    SOLE DISPOSITIVE POWER


                                        ---------------------------------------
                                        10
                                                    SHARED DISPOSITIVE POWER

                                                    1,199,537**
-------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,199,537*
-------------------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.1%
-------------------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

 * Includes 949,412 shares held by investment partnerships with respect to which Mr. Sands may be deemed to share voting power, but as to which Mr. Sands disclaims beneficial ownership.

** Includes 949,412 shares held by investment partnerships and 250,125 shares over which Mr. Sands has shared dispositive through a discretionary account, but as to which Mr. Sands disclaims beneficial ownership.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 20050L100

-------------------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KATIE AND ADAM BRIDGE PARTNERS, L.P.
-------------------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

-------------------------------------------------------------------------------
3
             SEC USE ONLY


-------------------------------------------------------------------------------
4
             SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
-------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              924,412
BENEFICIALLY
OWNED BY                                ---------------------------------------
EACH                                     8
REPORTING                                           SHARED VOTING POWER
PERSON
WITH                                                0
                                        ---------------------------------------
                                         9
                                                    SOLE DISPOSITIVE POWER

                                                    924,412
                                        ---------------------------------------
                                        10
                                                    SHARED DISPOSITIVE POWER

                                                    0
-------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             924,412
-------------------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.7%
-------------------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 20050L100
-------------------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             OWL-1 PARTNERS, L.P.
-------------------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) X
             (b)

-------------------------------------------------------------------------------
3
             SEC USE ONLY


-------------------------------------------------------------------------------
4
             SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
-------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              25,000
BENEFICIALLY
OWNED BY                                ---------------------------------------
EACH                                     8
REPORTING                                           SHARED VOTING POWER
PERSON
WITH                                                0
                                        ---------------------------------------
                                         9
                                                    SOLE DISPOSITIVE POWER

                                                    25,000
                                        ---------------------------------------
                                        10
                                                    SHARED DISPOSITIVE POWER

                                                    0
-------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,000
-------------------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.39%
-------------------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 amends and supplements the statement on Schedule 13D (as previously amended, the "Schedule 13D") relating to the common stock, par value $.0001 per share (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of the following persons: (a) Mr. Steven B. Sands; (b) Mr. Martin S. Sands; (c) Katie and Adam Bridge Partners, L.P. ("K&A"); and (d) Owl-1 Partners, L.P ("Owl-1"). The following entities, which were part of prior Schedule 13D filings and amendments thereafter, are no longer beneficial owners of the Company's Common Stock, as more fully described in Item 5 below: (a) Sands Brothers & Co., Ltd ("Sands Brothers"); (b) Jenna Partners, L.P. ("Jenna"); (c) Jenna Partners II, L.P. ("Jenna II"); (d) Lily Capital Appreciation Partners, L.P. ("Lily"); and (e) Ponderosa Partners, L.P ("Ponderosa"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding thereto the following:

            Steven B. Sands (as attorney-in-fact over a discretionary account), Martin S. Sands (as attorney-in-fact over certain discretionary accounts), K&A, Owl-1, and other sellers (collectively, the "Sellers"), have entered into a stock purchase agreement with Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance" or the "Purchaser"), pursuant to which the Sellers have agreed to sell and transfer, individually and not as a group, all right, title and interest in and to all of their respective shares of the Company's Common Stock, shares of the Company's Series A Preferred Stock and, with respect to such other Sellers, warrants to purchase shares of the Company's Common Stock (the "Stock Purchase Agreement") to Purchaser for a purchase price of $2.20 per common share. The closing under the Stock Purchase Agreement is conditioned on a number of items, including but not limited to: (i) the issuance by the Company to Reliance of a warrant ("Warrant") to purchase a number equal to 20% of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the date of the Stock Purchase Agreement, conversion of all shares of Preferred Stock outstanding on the date of the Stock Purchase Agreement, and exercise of the Warrant, but specifically excluding other warrants issued to Mr. William Vassell pursuant a employment agreement to be executed between the Company and Mr. Vassell at $1.25 per share;
(ii) the Company entering into a registration rights agreement with Reliance relating to the shares of common stock underlying the Warrant; (iii) the execution and delivery of a shareholders agreement between Reliance, the Company and Mr. Vassell; (iv) the dismissal of the shareholders derivative action instituted in the Supreme Court of the State of New York, County of New York (Index No. 606166/97), by Robert J. Rosan and four directors of the Company, namely, Steven B. Sands, Lloyd H. Saunders, III, Peter T. Kikis and Thomas P. Kikis, against William C. Vassell, Chairman of the Board of the Company, three other directors of the Company, namely, Gordon Robinett, Peter J. Nekos and Gregory J. Miller, and David J. Pollitzer, Esq.; (v) the execution and delivery of a employment agreement between the Company and Mr. Vassell on terms acceptable to Reliance; (vi) the Company entering into a term loan facility for $2.25 million; (vii) the continuance of the Company's listing on the NASDAQ Small Cap Market; (viii) shareholder approval of Warrant and Charter Amendment (as described below); (ix) revocation of the Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among Mr. Vassell, Gordon Robinett, Thomas Kikis, Lloyd H. Saunders, III, Peter Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller; (x) an amendment to the Company's Bylaws and Certificate of Incorporation (the "Charter Amendment") to remove the requirement that either 75% of all outstanding shares or at least 75% of all members of the board approve the removal of a director for cause and that directors may be removed without cause only by the vote of at least 75% of all outstanding shares and provide, in their stead, that a director may be removed with or without cause by the vote of the Shareholders or with cause by the vote of a majority of the entire Board of Directors; and (xi) the authorized size of the Board of Directors of the Company will have been reduced to seven (7) members and the Board will consist of Mr. Vassell, Gregory Miller, Peter Nekos, Geoff Haslehurst, Graeme Halder, Ken Allison and the director to be mutually agreed upon in writing by William Vassell and Reliance. As part of the transaction, Reliance has agreed to pay Mr. Peter Kikis, one of the Sellers, a finder's fee of $.05 for each share sold in this transaction.

         Concurrent with the Stock Purchase Agreement, K&A and Owl-1 (collectively, the "Shareholders") entered into a voting agreement with Reliance (the "Voting Agreement") pursuant to which the Shareholders, severally and not jointly, agreed that at any meeting of the holders of Common Stock and/or Preferred Stock of the Company, or in connection with any written consent of the holders of the Common Stock and/or Preferred Stock of the Company, the Shareholders will vote all shares that they have beneficial ownership of at the time of the vote (i) in favor of (A) the issuance of the Warrant and shares of Common Stock issuable upon exercise of the Warrant, (B) approval of the Charter Amendment and (C) any other transaction or matter contemplated by, in connection with, or referenced as a closing condition in, the Stock Purchase Agreement, and
(ii) except as otherwise agreed to in writing in advance by Reliance, against the following actions: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (2) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company; (3) any change in a majority of the persons who constitute the board of directors of the Company (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (4) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); (5) any other material change in the Company's corporate structure or business (other than in connection with the transactions contemplated by, in connection with or referenced as a closing condition in, the Stock Purchase Agreement); or (6) any other action involving the Company which is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by, in connection with or referenced as a closing condition in, the Voting Agreement or the Stock Purchase Agreement. Additionally, K&A has agreed with the Company to reimburse the Company for its out of pocket expenses incurred in connection with the transaction with Reliance, in the event that K&A and Owl-1 fail to deliver their respective shares at closing.
Mr. Kikis, another Seller, also has made a similar reimbursement agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by adding thereto the following:

         As of August 11, 2000, the Company had 6,287,343 shares of Common Stock outstanding, as reported on the Company's Form 10-Q dated August 21, 2000.

         (a) Mr. Steven B. Sands is the beneficial owner of 974,412 shares of Common Stock, or 15.5% of the Company's Common Stock outstanding. Such ownership is indirect. Of such shares, 25,000 shares, of which Mr. Steven B. Sands has dispositive power over, are held in a discretionary account at Sands Brothers, which discretion may be revoked by the grantor thereof at any time. Mr. Steven
B. Sands acknowledges his relationship with each of K&A and Owl-1, but does not affirm that such partnerships and their general partners constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, under the Securities Exchange Act of 1934, as amended, Mr. Sands disclaims beneficial ownership of any of such 974,412 shares.

         (b) Mr. Martin S. Sands is the beneficial owner of 1,199,537 shares of Common Stock, or 19.1% of the Company's Common Stock outstanding. Such ownership is indirect. Of such shares, 250,125 shares, of which Mr. Martin S. Sands has dispositive power over, are held in discretionary accounts at Sands Brothers, which discretion may be revoked by the grantor thereof at any time. Mr. Martin
S. Sands acknowledges his relationship with each of K&A and Owl-1, but does not affirm that such partnerships and their general partners constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, under the Securities Exchange Act of 1934, as amended, Mr. Sands disclaims beneficial ownership of any of such 1,199,537 shares.

         (c) K&A is the beneficial owner of 924,412 shares of Common Stock, or 14.7% of the Company's Common Stock outstanding. Such ownership is direct. K&A expressly disclaims beneficial ownership of any shares of Common Stock deemed held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands and Owl-1.

         K&A has received 218,312 shares of Common Stock as "paid-in-kind" dividends from shares of Series A Convertible Preferred Stock received in 1995. The dividends were issued as follows:

                  Number of Shares          Date Issued
                  ----------------          -----------
                  48,400                    2/24/96
                  52,300                    2/24/97
                  56,544                    2/24/98
                  61,068                    2/25/99

         Additionally, warrants to purchase 40,000 shares of the Company's Common Stock previously issued to K&A have expired without being exercised.

         (d) Owl-1 is the beneficial owner of 25,000 shares of Common Stock, or 0.39% of the Company's Common Stock outstanding. Such ownership is direct. Owl-1 expressly disclaims ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands and K&A.

         Warrants to purchase 10,000 shares of the Company's Common Stock previously issued to Owl-1 have expired without being exercised.

         (e) Sands Brothers, Jenna, Jenna II, Lily and Ponderosa were all previously included in Schedule 13D filings. These entities, however, are no longer beneficial owners of the Company's securities. The transactions creating such status for these entities are as follows:

         Warrants to purchase 7,000 shares of the Company's Common Stock previously issued to Sands Brothers have expired without being exercised.

         Warrants to purchase an aggregate of 245,000 shares of the Company's Common Stock previously issued to certain designees of Sands Brothers have expired without being exercised.

         The following table sets forth transactions effected by Jenna. All such transactions were effected in the open market; the table excludes commissions paid.

                  Date              Number of Shares Sold     Price Per Share
                  ----              ---------------------     ---------------
                  5/19/99             3,000                    $1.029
                  6/01/99            18,000                    $.9889
                  6/15/99             5,000                    $.9699
                  11/22/99            1,000                    $.9999
                  11/22/99           10,000                    $.9499
                  12/28/99           10,000                    $.7644
                  12/28/99            7,000                    $.7285
                  12/30/99            4,000                    $.7017
                  01/18/00           19,500                    $.8647
                  01/18/00           10,000                    $.8618

         Additionally, warrants to purchase 35,000 shares of the Company's Common Stock previously issued to Jenna have expired without being exercised.

         The following table sets forth transactions effected by Jenna II. All such transactions were effected in the open market; the table excludes commissions paid.

                  Date              Number of Shares Sold     Price Per Share
                  ----              ---------------------     ---------------

                  5/24/99             2,000                    $1.016
                  6/15/99             5,000                    $.9699
                  11/02/99           10,000                    $.9749
                  11/22/99            1,000                    $.9999
                  11/22/99           10,000                    $.9499
                  11/30/99            3,500                    $.9687
                  12/28/99           10,000                    $.7644
                  12/28/99            7,000                    $.7285
                  12/31/99            5,750                    $.7006
                  1/18/00             7,000                    $.8625

         Additionally, warrants to purchase 24,500 shares of the Company's Common Stock previously issued to Jenna have expired without being exercised.

         The following table sets forth transactions effected by Lily. All such transactions were effected in the open market; the table excludes commissions paid.

                  Date              Number of Shares Sold     Price Per Share
                  ----              ---------------------     ---------------

                  4/15/99             5,000                    $1.219
                  4/16/99             3,000                    $1.233
                  4/20/99             1,000                    $1.099
                  4/21/99            10,000                    $1.085
                  4/26/99               900                    $1.097
                  4/26/99            10,000                    $.9699
                  4/27/99            24,100                    $.9896
                  5/07/99             2,200                    $1.102
                  5/14/99             7,000                    $1.104
                  5/17/99             5,000                    $1.042
                  5/19/99             4,800                    $1.042
                  11/01/99           10,000                    $.9749
                  11/22/99            1,000                    $.9999
                  12/28/99           10,000                    $.7644
                  12/28/99            4,000                    $.7249
                  12/30/99            1,000                    $.6767
                  12/31/99            1,000                    $.6999

         Warrants to purchase 165,000 shares of the Company's Common Stock previously issued to Ponderosa have expired without being exercised.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and supplemented by adding thereto the following:

            See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented by adding thereto the following:

            Exhibit 9: Stock Purchase Agreement

            Exhibit 10: Voting Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2000


/s/ Steven B. Sands
------------------------------------
Steven B. Sands


/s/ Martin S. Sands
------------------------------------
Martin S. Sands


KATIE AND ADAM BRIDGE PARTNERS, L.P.

By: K&A BRIDGE PARTNERS CORP.
       General Partner


By:  /s/ Steven B. Sands
------------------------------------
Name: Steven B. Sands
Title: President


OWL-1 PARTNERS, L.P.

By: OWL CAPITAL MANAGEMENT, INC.
       General Partner


By:  /s/ Martin S. Sands
------------------------------------
Name: Martin S. Sands
Title: President